UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 17)1

CPI CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.40 PER SHARE
(Title of Class of Securities)

125-902106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Enterprise Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 182,712
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 182,712
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Starboard Value & Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,010
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 115,010
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Merger Arbitrage Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 192,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 162,438
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 162,438
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Value and Opportunity Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,988
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 797,988
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Leveraged Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,011
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,011
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 545,161
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 545,161
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Starboard Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 912,998
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 912,998
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 912,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,458,159
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,458,159
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,458,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,458,159
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,458,159
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,458,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,458,159
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,458,159
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,458,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,458,159
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,458,159
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,458,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,458,159
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,458,159
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,458,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,458,159
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,458,159
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,458,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

The following constitutes Amendment No. 17 (“Amendment No. 17”) to the Schedule 13D filed by the undersigned.  This Amendment No. 17 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Enterprise Master Fund, Starboard Value & Opportunity Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, Value and Opportunity Master Fund and Leveraged Multi-Strategy Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 1,458,159 Shares beneficially owned in the aggregate by Enterprise Master Fund, Starboard Value & Opportunity Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, Value and Opportunity Master Fund and Leveraged Multi-Strategy Master Fund is approximately $44,567,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 7,005,301 Shares outstanding, as of June 9, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 11, 2009.

A.           Value and Opportunity Master Fund

(a)	As of the close of business on August 31, 2009, Value and Opportunity Master Fund beneficially owned 797,988 Shares.

Percentage: Approximately 11.4%

(b)	1. Sole power to vote or direct vote: 797,988
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 797,988
4. Shared power to dispose or direct the disposition: 0

(c)	Value and Opportunity Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 16.

CUSIP NO. 125-902106

B.	Starboard Value & Opportunity Fund

(a)	As of the close of business on August 31, 2009, Starboard Value & Opportunity Fund beneficially owned 115,010 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 115,010
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 115,010
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value & Opportunity Fund since the filing of Amendment No. 16 are set forth in Schedule A and are incorporated by reference.

C.	Merger Arbitrage Master Fund

(a)	As of the close of business on August 31, 2009, Merger Arbitrage Master Fund beneficially owned 192,000 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 192,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 192,000
4. Shared power to dispose or direct the disposition: 0

(c)	Merger Arbitrage Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 16.

D.	Leveraged Multi-Strategy Master Fund

(a)	As of the close of business on August 31, 2009, Leveraged Multi-Strategy Master Fund beneficially owned 8,011 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 8,011
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,011
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Leveraged Multi-Strategy Master Fund since the filing of Amendment No. 16 are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 125-902106

E.	Multi-Strategy Master Fund

(a)	As of the close of business on August 31, 2009, Multi-Strategy Master Fund beneficially owned 162,438 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 162,438
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 162,438
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Multi-Strategy Master Fund since the filing of Amendment No. 16 are set forth in Schedule A and are incorporated by reference.

F.	Enterprise Master Fund

(a)	As of the close of business on August 31, 2009, Enterprise Master Fund beneficially owned 182,712 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 182,712
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 182,712
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 16 are set forth in Schedule A and are incorporated by reference.

G.	RCG Starboard Advisors

(a)
As the investment manager of Value and Opportunity Master Fund and the managing member of Starboard Value & Opportunity Fund, RCG Starboard Advisors may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund and (ii) 115,010 Shares owned by Starboard Value & Opportunity Fund.

Percentage: Approximately 13.0%

(b)	1. Sole power to vote or direct vote: 912,998
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 912,998
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 16.  The transactions in the Shares since the filing of Amendment No. 16 on behalf of Starboard Value & Opportunity Fund are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 125-902106

H.	Ramius Advisors

(a)
As the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund, Ramius Advisors may be deemed the beneficial owner of (i) 162,438 Shares owned by Multi-Strategy Master Fund, (ii) 192,000 Shares owned by Merger Arbitrage Master Fund, (iii) 8,011 Shares owned by Leveraged Multi-Strategy Master Fund, and (iv) 182,712 Shares owned by Enterprise Master Fund.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 545,161
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 545,161
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 16.  The transactions in the Shares since the filing of Amendment No. 16 on behalf of Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

I.	Ramius

(a)
As the sole member of RCG Starboard Advisors and Ramius Advisors, Ramius may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 115,010 Shares owned by Starboard Value & Opportunity Fund, (iii) 162,438 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 8,011 Shares owned by Leveraged Multi-Strategy Master Fund and (vi) 182,712 Shares owned by Enterprise Master Fund.

Percentage: Approximately 20.8%

(b)	1. Sole power to vote or direct vote: 1,458,159
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,458,159
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 16.  The transactions in the Shares since the filing of Amendment No. 16 on behalf of Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 125-902106

J.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 115,010 Shares owned by Starboard Value & Opportunity Fund, (iii) 162,438 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 8,011 Shares owned by Leveraged Multi-Strategy Master Fund and (vi) 182,712 Shares owned by Enterprise Master Fund.

Percentage: Approximately 20.8%

(b)	1. Sole power to vote or direct vote: 1,458,159
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,458,159
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 16.  The transactions in the Shares since the filing of Amendment No. 16 on behalf of Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

K.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 115,010 Shares owned by Starboard Value & Opportunity Fund, (iii) 162,438 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 8,011 Shares owned by Leveraged Multi-Strategy Master Fund, and (vi) 182,712 Shares owned by Enterprise Master Fund.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund, Starboard Value & Opportunity Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Enterprise Master Fund by virtue of their shared authority to vote and dispose of such Shares.

Percentage: Approximately 20.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,458,159
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,458,159

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Shares since the filing of Amendment No. 16.  The transactions in the Shares since the filing of Amendment No. 16 on behalf of Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

CUSIP NO. 125-902106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2009

STARBOARD VALUE & OPPORTUNITY FUND, LLC		RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:	RGC Starboard Advisors, LLC,	By:	RGC Starboard Advisors, LLC,
	its managing member		its investment manager
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

RAMIUS MULTI-STRATEGY MASTER FUND LTD		RCG STARBOARD ADVISORS, LLC
By:	Ramius Advisors, L.L.C.,	By:	Ramius LLC,
	its investment advisor		its sole member
By:	Ramius LLC,	By:	C4S & Co., L.L.C.,
	its sole member		its managing member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS MERGER ARBITRAGE MASTER FUND LTD		RAMIUS LLC
By:	Ramius Advisors, L.L.C.,	By:	C4S & Co., L.L.C.,
	its investment advisor		as managing member
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD		RAMIUS ENTERPRISE MASTER FUND LTD
By:	Ramius Advisors, L.L.C.,	By:	Ramius Advisors, L.L.C.,
	its investment advisor		its investment advisor
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

CUSIP NO. 125-902106

RAMIUS ADVISORS, L.L.C.		C4S & CO., L.L.C.
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as exhibits to the Schedule 13D.

CUSIP NO. 125-902106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 16 to the Schedule 13D

Shares of Common Stock Sold	Price Per Share($)	Date of Sale

STARBOARD VALUE & OPPORTUNITY FUND, LLC

7,775	19.4002	08/10/09
2,320	19.3719	08/11/09
3,323	19.2689	08/12/09
3,198	18.3688	08/13/09
4,201	17.6491	08/14/09
4,640	17.5020	08/17/09
1,003	17.7669	08/18/09
1,818	17.8779	08/19/09
2,633	18.1069	08/20/09
2,508	18.1958	08/21/09
4,201	18.4564	08/24/09
1,505	18.6425	08/25/09
1,693	18.6970	08/26/09
2,007	18.6678	08/27/09
2,508	18.5443	08/28/09
5,267	18.0029	08/31/09

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD

1,699	19.4002	08/10/09
507	19.3719	08/11/09
726	19.2689	08/12/09
699	18.3688	08/13/09
918	17.6491	08/14/09
1,014	17.5020	08/17/09
219	17.7669	08/18/09
397	17.8779	08/19/09
576	18.1069	08/20/09
548	18.1958	08/21/09
918	18.4564	08/24/09
329	18.6425	08/25/09
370	18.6970	08/26/09
438	18.6678	08/27/09
548	18.5443	08/28/09
1,151	18.0029	08/31/09

CUSIP NO. 125-902106

RAMIUS MULTI-STRATEGY MASTER FUND LTD

1,376	19.4002	08/10/09
411	19.3719	08/11/09
588	19.2689	08/12/09
566	18.3688	08/13/09
744	17.6491	08/14/09
821	17.5020	08/17/09
178	17.7669	08/18/09
322	17.8779	08/19/09
466	18.1069	08/20/09
444	18.1958	08/21/09
744	18.4564	08/24/09
266	18.6425	08/25/09
300	18.6970	08/26/09
355	18.6678	08/27/09
444	18.5443	08/28/09
932	18.0029	08/31/09

RAMIUS ENTERPRISE MASTER FUND LTD

1,550	19.4002	08/10/09
462	19.3719	08/11/09
663	19.2689	08/12/09
637	18.3688	08/13/09
837	17.6491	08/14/09
925	17.5020	08/17/09
200	17.7669	08/18/09
363	17.8779	08/19/09
525	18.1069	08/20/09
500	18.1958	08/21/09
837	18.4564	08/24/09
300	18.6425	08/25/09
337	18.6970	08/26/09
400	18.6678	08/27/09
500	18.5443	08/28/09
1,050	18.0029	08/31/09